Exhibit 99.1

NQ Mobile Announces Share Repurchase Plan

BEIJING and DALLAS, Nov. 26, 2012 — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced that its board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$20 million of its American Depository Shares (“ADSs”) over the next 12 months.

Under the share repurchase plan authorized by its board of directors, NQ Mobile may repurchase up to US$20 million worth of its outstanding ADSs over the next 12 months. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. NQ Mobile’s board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. NQ Mobile plans to fund repurchases made under this plan from its existing cash balance.

Dr. Henry Lin and Omar Khan, Co-CEOs of NQ Mobile, commented, “We believe that the current price of our ADSs severely undervalues our company and the board’s decision to implement the share repurchase plan reflects its strong belief in the strength of our businesses. With over US$120 million in cash and zero debt, we have a strong balance sheet and expect to continue generating cash from operations that would provide enough resources to fund our ongoing research and development, marketing and other business expansion efforts. At the present time, the combination of market valuations, our solid cash flows, cash balances and financial strength lead us to believe that this share repurchase plan represents an effective use of our cash and is in the best interests of our shareholders.”

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of trusted mobile Internet services built on its world-class acquisition, engagement and monetization platform. The company was one of the first to recognize the growing security threats targeting smartphone users and now has about 242 million registered and 85 million active user accounts globally. NQ Mobile’s cloud-based trust platform has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile is recognized as a global pioneer in mobile innovation and technology leadership. NQ Mobile maintains dual headquarters in Dallas, TX, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” as defined under applicable U.S. securities regulations. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

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